UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2018
Commission File Number: 001-13944

NORDIC AMERICAN TANKERS LIMITED
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Tankers Limited (the "Company") dated August 14, 2018, announcing the Company's dividend and earnings report for the second quarter of 2018.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN TANKERS LIMITED
(registrant)

Dated: August 15, 2018	By:	/s/ Herbjørn Hansson
Herbjørn Hansson
Chairman, President, and Chief Executive Officer

Exhibit 1
Nordic American Tankers (NYSE: NAT) – The 2nd Quarter 2018 report – A busy quarter
Hamilton, Bermuda, August 14th 2018

Highlights:
•
On July 25, 2018, we announced our 84th consecutive quarterly dividend ($0.02 per share). This is an unparalleled dividend performance in the volatile tanker industry. With improved market conditions, higher dividends can be expected.

•	The time charter equivalent for our vessels during 2Q2018 was $10,500 per day per ship. In 1Q2018 it was $11,200 per day per vessel and in 2Q2017 it was $16,100 per day per vessel.
•
In June we entered into a 3-year fixed time charter contract with a major energy company for our second newbuilding for delivery in August this year. The contract is expected to commence in the autumn of 2018 and has a base rate of $21,000/day. Two optional periods at higher rates could extend the TC contract into 2023.

•	On July 10, 2018 we took delivery of the first of our three newbuild Suezmax vessels from Samsung in South Korea. The vessel was named Nordic Aquarius and was delivered on time and budget.
•	Towards the end of the 2nd quarter NAT entered into several agreements to sell 8 Suezmax vessels. These vessels have now been delivered to their respective new owners.
•	The new additions and sale of vessels have reduced the average age of our fleet. Going forward, we expect the NAT fleet to expand when timing is right.
•
Also in 2Q2018, spot market rates were below our cash break even. We are well familiar with the volatile nature of our business. We have seen in the past that markets can turn quickly. We see a strengthening of the world economy which is good for NAT. Ironically, political uncertainty may also stimulate the tanker market. We are optimistic going forward as NAT is well positioned when the tanker market improves.

•	During the 2nd quarter we decided to cancel our contemplated bond offering. This decision was well received.
•
NAT Net Loss for 2Q2018 (after depreciation, G&A and finance charges) came in at -$27.2M against a Net Loss for 1Q2018 of -19.7M. A better reflection of the performance for the quarter, the Adjusted Net Operating Earnings*, came in at $0.8M for 2Q2018, down from $4.4M in 1Q 2018.

•	Our net debt** at the end of 2Q2018 stood at about $203M for the fleet, equaling about $7.3M per vessel, which is attractive.
•	For many years we have had focus on the environment and sound technical solutions.
•	Later in this report we have included financial information for 2Q2018 and for other periods.
*  Adjusted Net Operating Earnings (Loss) represents Net Operating Earnings or Loss before depreciation and non-cash administrative charges.  Please see later in this announcement for a reconciliation of Net Operating Earnings (Loss) to Adjusted Net Operating Earnings (Loss)
** Net Debt is working capital, less long-term debt, adjusted for deposits paid for the three newbuilds, divided by 28 vessels

Our Fleet
As described in our Highlights, we have sold altogether 8 Suezmax vessels during this summer. After two of these vessels were delivered to their new owners, our fleet at June 30, 2018 consisted of 28 well maintained Suezmax tankers and 3 newbuildings to be delivered in the course of the next few months.
After delivery of our 3 newbuildings and delivery of our sold vessels we will have 10 vessels built between 2010 and 2018, 13 vessels built from 2000 through 2009 and 2 vessels built at the turn of the century. The average age of our fleet will after these adjustments be 11 years.
The above developments are several of many important steps to renew and grow the NAT fleet in the years to come. In a capital intensive industry like ours, timing and financing are the key issues to achieve a sound capital structure.
The outcome of the inspections of our ships by oil companies ("vetting") continues to reflect the excellent quality of our fleet.
Financing
Our net debt at 2Q2018 stood at a conservative $7.3M per vessel which is among the lowest in the industry. **
After cancelling the contemplated bond issue we are assessing what financing will best suit our company going forward. As in the past, it is an objective to keep debt low.
Dividend
For 2Q2018 a cash dividend of $0.02 per share has been declared. NAT has a policy to maximize dividend payments. Payment of the dividend is expected to be on or about September 7, 2018, to shareholders of record on August 22, 2018.
In an improved tanker market, higher dividends can be expected.
World Economy and the Tanker Market
The world economy is enjoying its strongest upswing since 2010. What is good for the world economy and world trade is positive for the crude oil tanker business. Recent macroeconomic data are giving further positive signals for the world economy and consequently for NAT business. Major oil companies and large oil traders are important for the tanker industry. Uncertain political developments may in fact be good.
The world Suezmax fleet (excluding shuttle, product and Jones Act tankers) counts 495 vessels at the end of 2Q2018. The total delivery during 2017 was 50 units. 2017 represented a peak year for deliveries. For 2018 we expect 27 vessels, and in 2019 and 2020 we see 17 and 2 vessels for delivery, respectively.
The supply of tanker tonnage is inelastic in the short-term. When there are too many ships in an area, rates tend to go down. When there is scarcity of ships, rates tend to go up. Short-term spot tanker rates are volatile.

Corporate Governance/Conflict of Interests
It is vital to ensure that there is no conflict of interests among shareholders, management, affiliates and related parties. Interests must be aligned. From time to time in the shipping industry, we see that questionable transactions take place which are not in harmony with sound corporate governance principles, both as to transparency and related party aspects. We have zero tolerance for corruption.
Strategy
The NAT strategy is built on expanding and maintaining a homogenous and top quality fleet, leveraging on our industry network and close customer relationships.
A strong balance sheet, combined with a homogenous fleet and economies of scale are giving a low cash break-even level.
The NAT strategy is effective in both a strong tanker market and in a weak one. In an improved market, higher dividends can be expected and vice versa.
Our dividend policy should continue to enable us to achieve a competitive cash yield.
Our fleet of 28 more or less identical vessels is a special feature of NAT that is particularly valuable to our customers. (fleet count as per June 30, 2018)
NAT is firmly committed to protecting its underlying earnings and dividend potential. We shall safeguard and further strengthen this position in a deliberate, predictable and transparent way.
* * * * *

NORDIC AMERICAN TANKERS LIMITED
	Three Months Ended				Six Months Ended
CONSOLIDATED CONDENSED STATEMENTS OF OPERATION (UNAUDITED) Amounts in USD '000	Jun. 30, 2018	Mar. 31, 2018		Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017
Net Voyage Revenue	27,008	29,616		39,095	56,624	94,292
Vessel Operating Expenses	(23,269)	(22,025)		(21,564)	(45,294)	(43,669)
General and Administrative Expenses	(2,815)*	(3,666	)*	(2,360)*	(6,480)**	(5,578)
Depreciation Expenses	(14,575)	(15,071	)***	(25,464)	(29,646)	(50,233)
Impairment Loss on Vessels	(2,168)	0		0	(2,168)	0
Gain (Loss) Disposal of Vessels	(1,716)	0		0	(1,716)	0
Operating Expenses	(44,543)	(40,762)		(49,388)	(85,304)	(99,480)
Net Operating Earnings (Loss)	(17,535)	(11,146)		(10,293)	(28,680)	(5,188)
Interest Income	81	124		84	205	190
Interest Expense	(8,101)	(7,111)		(4,146)	(15,212)	(7,683)
Other Financial Income (Expenses)	(426)	(326)		(48)	(752)	(207)
Equity Loss in Associate	(1,206)	(1,215)		(1,496)	(2,422)	(6,443)
Total Other Expenses	(9,652)	(8,528)		(5,606)	(18,181)	(14,143)
Net Gain (Loss)	(27,187)	(19,674)		(15,899)	(46,861)	(19,331)
Basic Earnings per Share	(0.19)	(0.14)		(0.16)	(0.33)	(0.19)
Basic Weighted Average Number of
Common Shares Outstanding	141,969,666	141,969,666		101,969,666	141,969,666	101,969,666
Common Shares Outstanding	141,969,666	141,969,666		101,969,666	141,969,666	101,969,666

*)
The G&A for the three months ended June 31, 2018, March 31, 2018 and June 3, 2017 include non-cash chargesof ($0.1m), $0.5m and $0.1m, respectively, which are charges related to share based compensation and pension cost.

**)	The G&A for the six months ended June 30, 2018 and June 30, 2017 include non-cash charges of $0.4m and $0.7m, respectively, which are charges related to share based compensation and pension cost.
***)	Adjusted 1Q18 depreciation charges related to vessels sold and Held for Sale

CONSOLIDATED CONDENSED BALANCE SHEET (UNAUDITED) Amounts in USD '000	Jun. 30, 2018		Jun. 30, 2017	Dec. 31, 2017
Cash and Cash Equivalents	46,482		33,998	58,359
Accounts Receivable, net	21,636		23,033	22,474
Prepaid Expenses	4,019		7,808	3,376
Inventory	21,771		23,557	23,086
Voyages in Progress	13,519		16,781	15,308
Other Current Assets	4,082		3,388	4,384
Vessels Held for Sale	55,376		0	0
Total current assets	166,885		108,566	126,987
Vessels, Net	832,599		1,082,896	935,813
Deposit for vessels	50,130		50,130	50,130
Goodwill	0		18,979	0
Investment in Nordic American Offshore Ltd.	9,443		19,554	12,164
Other Non-current Assets	15,285		10,481	15,969
Total non-current assets	907,457		1,182,041	1,014,076
Total Assets	1,074,342		1,290,607	1,141,063
Accounts Payable	6,140		4,344	3,218
Accrued Voyage Expenses	6,217		7,222	10,873
Other Current Liabilities	17,759		9,544	11,239
Current portion of Long Term Debt	27,221	*	0	0
Total Current liabilities	57,337		21,110	25,330
Long-term Debt	346,561		443,517	388,855
Deferred Compensation Liability	15,732		14,758	15,814
Total Non-current Liabilities	362,293		458,275	404,669
Shareholders' Equity	654,712		811,222	711,064
Total Liabilities and Shareholders' Equity	1,074,342		1,290,607	1,141,063

* Current Portion of Long Term Debt is related to debt associated with Vessels Held for Sale and is repaid in July 2018.

NORDIC AMERICAN TANKERS LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES (UNAUDITED)	Three Months Ended			Six Months Ended
Amounts in USD '000	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017	Jun. 30, 2018	Jun. 30, 2017
Voyage Revenue	73,435	66,595	74,400	140,030	168,937
Voyage Expense	(46,427)	(36,979)	(35,304)	(83,406)	(74,645)
Net Voyage Revenue	27,008	29,616	39,095	56,624	94,292

	Three Months Ended			Twelve Months Ended
	Jun. 30, 2018	Mar. 31, 2018	Jun. 30, 2017	Dec. 31, 2017
Net Operating Income	(17,535)	(11,146)	(10,292)	(175,690)
Depreciation Expense	14,575	15,071	25,464	100,669
Impairment Loss on Vessels and Goodwill	2,168	0	0	129,459
Gain (Loss) Disposal of Vessels	1,716	0	0	0
Share Based Compensation and Pension Cost	(81)	464	64	1,821
Adjusted Net Operating Earnings (2)	843	4,389	15,235	56,259

Net voyage revenues represents voyage revenues less voyage expenses such as bunker fuel, port fees, canal tolls and brokerage commissions. Net voyage revenues is included because certain investors use this data to measure a shipping company's financial performance. Net voyage revenues is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.
Adjusted Net Operating Earnings represents Net Operating Earnings (Loss) before depreciation, impairment and non-cash administrative charges. Adjusted Net Operating Earnings is included because certain investors use this data to measure a shipping company's financial performance. AdjustedNet Operating Earnings is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States. The line item was previously referred to as "Operating Cash Flow"
NORDIC AMERICAN TANKERS LIMITED
	Six Months ended		Twelve months ended
CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW (UNAUDITED)	Jun. 30, 2018	Jun. 30, 2017	Dec. 31, 2017
Amounts in USD '000
Net Cash Provided by (Used in) Operating Activities	(12,743)	38,998	31,741
Investment in Vessels	(3,097)	(36,896)	(37,567)
Investment in Nordic American Offshore Ltd	0	(10,000)	(10,000)
Sale of Vessels	25,234	0	0
Other	(60)	0	0
Return from Investments	300	553	1,041
Net Cash Provided by (Used in) Investing Activities	22,377	(46,343)	(46,526)
Net Proceeds from Issuance of Common Stock	(16)	(47)	103,748
Repayments on Credit Facility	(15,769)	0	(55,359)
Transaction Costs Borrowing Facilities	0	0	(13,125)
Cash Dividends Paid to Shareholders	(5,678)	(40,784)	(54,226)
Net Cash Provided by (Used in) Financing Activities	(21,463)	(40,832)	(18,962)
Net Increase (Decrease) in Cash and Cash Equivalents	(11,829)	(48,176)	(33,747)
Effect of exchange rate changes on Cash	(48)	5	(64)
Cash and Cash Equivalents at Beginning of Period	58,359	82,170	82,170
Release of Restricted Cash	0	0	10,000
Cash and Cash Equivalents at End of Period	46,482	33,998	58,359

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, including the prospectus and related prospectus supplement, our Annual Report on Form 20-F, and our reports on Form 6-K.
Contacts:
Gary J. Wolfe
Seward & Kissel LLP
New York, USA
Tel: +1 212 574 1223
Bjørn Giæver, CFO
Nordic American Tankers Limited
Tel: +1 888 755 8391 or +47 91 35 00 91
Herbjørn Hansson, Chairman & CEO
Nordic American Tankers Limited
Tel: +1 866 805 9504 or +47 90 14 62 91
Web-site: www.nat.bm